NO ACT

DC
PE
1-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023766

Received SEC

JAN 2 4 2008

Washington, DC 20549

January 24, 2008

Jonathan D. Stanley
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, TN 37238-1800

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/24/2008

Re: Advocat Inc.
Incoming letter dated January 9, 2008

Dear Mr. Stanley:

This is in response to your letter dated January 9, 2008 concerning the shareholder proposal submitted to Advocat by Todd Philip Robinson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Todd Philip Robinson
2307 Princess Ann Street
Greensboro, NC 27408

PROCESSED
E
JAN 3 1 2008
THOMSON
FINANCIAL

H3GM®
HARWELL HOWARD HYNE
GABBERT & MANNER, P. C.

Jonathan Harwell
Lin S. Howard *
Ernest E. Hyne II
Craig V. Gabbert, Jr.
Mark Manner
Glen Allen Civitts
Glenn B. Rose
John N. Popham IV
John M. Brittingham
Susan V. Sidwell
John F. Blackwood
D. Alexander Fardon
Michael R. Hill
David Cox
Curtis Capeling
Barbara D. Holmes
Alix Coulter Cross
Kris Kemp
J. Greg Giffen
Leslie B. Wilkinson, Jr.
David P. Cañas
David Simcox
Tracy M. Lujan †
Jonathan Stanley
Kenneth S. Byrd
Jeffrey J. Miller
W. Christopher Andrews
J. David McDowell
D. Matthew Foster
Jacob A. Feldman

*Of Counsel
†Also Admitted In Colorado

January 9, 2008

VIA FEDERAL EXPRESS AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549
cfletters@sec.gov

Re: Advocat Inc. - Omission of Shareholder Proposal from Proxy Materials

Ladies and Gentlemen:

On behalf of our client, Advocat Inc., a Delaware corporation ("**Advocat**"), we hereby notify the Securities and Exchange Commission (the "**Commission**") of Advocat's intent to omit a shareholder proposal from the proxy materials for its 2008 Annual Meeting of Shareholders (the "**Annual Meeting**"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. We respectfully request the staff of the Division of Corporation Finance (the "**Staff**") to indicate that it will not recommend any enforcement action to the Commission should Advocat omit this proposal.

The Proposal

On December 14, 2007, Advocat received a proposal (the "**Proposal**") from Todd Philip Robinson (the "**Proponent**") for inclusion in the Advocat's 2008 proxy materials. The Proposal, including its supporting statement and the Proponent's cover letter is attached hereto as Exhibit A. In the Proposal, the Proponent requests that the Board of Directors take the necessary steps to provide that all directors be elected on an annual basis rather than staggered three year terms.

Summary of Advocat's Position

Advocat believes that it may properly omit the Proposal from its proxy materials for the Annual Meeting pursuant to Rules 14a-8(b) and 14a-8(f) because (i) in the Proposal the Proponent did not adequately prove that he was eligible to offer a shareholder proposal and (ii) the Proponent failed to supply, within 14 calendar days of receipt of Advocat's request, documentary support proving his eligibility.

315 Deaderick Street, Suite 1800 Nashville, Tennessee 37238-1800
phone 615-256-0500 fax 615-251-1059 www.h3gm.com

Rules 14a-8(b) and 14a-8(f) - The Proponent is Not Eligible to Submit the Proposal

Rule 14a-8(b)(1) provides that to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. If the shareholder is not a shareholder of record and has not filed ownership schedules or forms with the Commission, Rule 14a-8(b)(2)(i) requires that the shareholder prove his, her or its eligibility by submitting a written statement from the record holder of the securities. The written statement must verify that, as of the date the shareholder submitted the proposal, the shareholder continuously held the securities for at least one year. Rule 14a-8(b)(2)(i) also requires that the shareholder include a written statement that the shareholder intends to continue to hold the stock through the date of the shareholders' meeting.

According to Advocat's stock transfer agent, the Proponent is not a registered shareholder of Advocat and the Proponent has not filed ownership schedules or forms with the Commission. The Proponent's Proposal failed to include any evidence of his ownership of the requisite amount of the shares of Advocat's common stock or any statement of the Proponent's intent to hold his securities through the date of the Annual Meeting.

By letter dated December 17, 2007 and pursuant to Rule 14a-8(f)(1), Advocat advised the Proponent of the eligibility defect in the Proposal. In this correspondence, Advocat informed the Proponent that unless he complied with the requirements of Rule 14a-8(b) by submitting written evidence of share ownership within 14 days, the Proposal could be omitted from the proxy materials for failure to prove eligibility. In addition, Advocat provided a copy of Rule 14a-8 with its letter. A copy of Advocat's letter is attached hereto as Exhibit B, and a copy of the Federal Express tracking detail is attached hereto as Exhibit C which shows that Advocat's letter was delivered to the Proponent on December 18, 2007, within 14 days from Advocat's receipt of the Proponent's Proposal. A copy of the December 17, 2007 letter was also sent by facsimile to Iain MacSween, since the Proposal was received by facsimile from Mr. MacSween's office and a copy of the facsimile confirmation is also attached as Exhibit C.

As of the date of this letter, which is 22 days from Proponent's receipt of Advocat's letter requesting the Proponent to prove his eligibility, Advocat has received no further communication from the Proponent.

Since the Proponent has failed to correct the eligibility defect in the Proposal within 14 days following his receipt of notice from Advocat, it is Advocat's opinion that in accordance with Rule 14a-8(f)(1), Advocat is permitted to omit the Proposal from its proxy materials for the Annual Meeting.

The Staff has consistently granted no-action relief with respect to omitting a proposal from proxy materials when a proponent has not met the eligibility requirements of Rule 14a-8(b)(1). See, e.g., Wachovia Corporation (December 12, 2007), CSK Auto Corporation (January 29, 2007), Sirius Satellite Radio, Inc. (March 19, 2007), General Motors Corp. (March 21, 2006), and DTE Energy Co. (January 12, 2005). In accordance with Rule 14a-8(f), on December 17 2007, Advocat informed the Proponent that he was not a registered holder of shares of Advocat's common stock to satisfy the eligibility requirements of Rule 14a-8(b). Advocat also sent to the Proponent a copy of, and directed him to, Rule 14a-8(b), which provides guidance on means to provide evidence of the requisite stock ownership. To date, the Proponent has not provided any evidence of his ownership of the requisite amount of Advocat's common stock. Given the foregoing, the Proposal may be excluded from Advocat's proxy materials under Rule 14a-8(b)(1), because the Proponent failed to submit written evidence of his ownership of the requisite amount of Advocat's common stock even after he was specifically informed of his obligation to do so by Advocat as required by Rule 14a-8(f).

Additionally, the Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where, as here, the proponent failed to provide written notification to the company of his or her intent to hold the company's stock through the date of the annual meeting. See Harleysville Savings Financial Corp (October 23, 2007), Viad Corp (March 19, 2007), Proctor & Gamble Co. (July 26, 2006), Fidelity Cash Reserves (May 8, 2006), and The Coca-Cola Co. (January 8, 2001). Consistent with this Staff position, Advocat believes that the Proposal may be excluded from Advocat's proxy materials under Rule 14a-8(b)(2) because the Proponent failed to submit any such written notification, even after he was specifically informed of his obligation to do so by Advocat as required by Rule 14a-8(f).

Conclusion

Based on the foregoing, Advocat respectfully requests that the Staff not recommend enforcement action to the Commission if the Proposal is omitted from the proxy materials for the Annual Meeting.

As required by Rule 14a-8(j), enclosed are six copies of this letter, including all exhibits. A copy is also being sent to the Proponent. Please acknowledge receipt of this letter by stamping a copy of the first page of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call me at (615) 251-1092.

Regards,

HARWELL HOWARD HYNE
GABBERT & MANNER, P.C.

Jonathan Stanley

Jonathan D. Stanley

Enclosures
cc: Mr. Todd Robinson
Mr. Iain MacSween

EXHIBIT A

Letter from Todd Philip Robinson

December 14, 2007

VIA HAND DELIVERY AND FACSIMILE 615-261-0050

Advocat Inc.
Attn: Corporate Secretary
1621 Galleria Boulevard
Brentwood, TN 37027

Re: Notice of Shareholder Proposal

Dear Corporate Secretary:

I hereby submit my shareholder proposal for inclusion in the proxy materials in connection with the Company's next annual meeting pursuant to SEC rule 14a-8.

I encourage the Board to carefully consider the proposal and amend the Bylaws accordingly so as to avoid having to submit the proposal to the Company's shareholders.

If you have any questions concerning this proposal, please contact me.

Yours truly,

Todd Philip Robinson

/fhs

STOCKHOLDER PROPOSAL

RESOLVED, the stockholders of Advocat, Inc. (the "corporation"), hereby request that the Board of Directors take the necessary steps to provide that all directors are elected on an annual basis, rather than staggered three year terms, as soon as can be effected under state and federal law.

SUPPORTING STATEMENT

The corporation's bylaws currently provide that the Board of Directors shall be divided into three classes, with each director elected for a three year term. Research published by among others, The Harvard Law School Program on Corporate Governance, has provided empirical evidence correlating staggered boards to lower stockholder value and has rejected the view that staggered boards benefit stockholders by providing stability and facilitating long-term planning. Accordingly, I believe that this proposal, which calls for the Board to introduce annual elections of directors, has the potential to improve director responsiveness to the corporation's stockholders and in turn improve stockholder value.

I urge stockholders to vote **FOR** this proposal.

EXHIBIT B

Advocat's Notice to Todd Philip Robinson

AVC Advocat

December 17, 2007

VIA Federal Express
Todd Philip Robinson
2307 Princess Ann Street
Greensboro, North Carolina 27408

Re: Notice of Shareholder Proposal

Dear Mr. Robinson:

We have received your shareholder proposal for inclusion in the proxy materials in connection with Advocat's next annual meeting pursuant to SEC Rule 14a-8. Your proposal does not meet the procedural requirements of Rule 14a-8. This letter is to provide you notice of your failure to comply with Rule 14a-8 and to provide you with a chance to correct your proposal as provided in Rule 14a-8(f). You have 14 calendar days from the date you receive this letter to correct your shareholder proposal.

Rule 14a-8(b) provides that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Advocat has checked with its transfer agent and as of today, we do not have a shareholder of record by the name of Todd Robinson. In addition, you did not include a written statement that you intend to continue to hold your stock through the date of the shareholders' meeting.

Since you are not a shareholder of record, Rule 14a-8(b)(2) provides how you can still submit a shareholder proposal. The Rule requires that at the time you submit your proposal, you must prove your eligibility in one of two ways: (i) you may submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting or shareholders; or (ii) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 or amendments to these documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, you may demonstrate your eligibility by submitting to the company (A) a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership level; (B) your written statement that you continuously held the required number of shares for the one year period as of the date of the statement and (C) your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

1621 Galleria Boulevard • Brentwood, Tennessee 37027 • (615) 771-7575 • (615) 771-7409

Your proposal did not include any of the foregoing and as a result, does not meet the procedural requirements of Rule 14a-8. Rule 14a-8(f) provides that based on your failure to meet the procedural requirements, Advocat may exclude your proposal, but only after we notify you of procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive the notification. This letter is our notification to you of the problem. If you fail to adequately correct it, we intend to exclude your shareholder proposal. A complete copy of Rule 14a-8 is attached for your information.

We also received your letter of recommendation for director candidates. That letter will be forwarded to the chairman of the corporate governance committee for consideration as outlined in our proxy statement.

Sincerely,

William R. Council, III

cc: Iain MacSween VIA Facsimile (336) 378-1001

e-CFR Data is current as of December 13, 2007

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

Link to an amendment published at 72 FR 70456, Dec. 11, 2007.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the

company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point

of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

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EXHIBIT C

Confirmation of Receipt of Advocat's Notice to Todd Philip Robinson

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Tracking number	699131496696	**Reference**	SHAREHOLDER PROPOSAL
Signed for by	Signature release on file		
Ship date	Dec 17, 2007	**Destination**	GREENSBORO, NC
Delivery date	Dec 18, 2007 1:07 PM	**Delivered to**	Residence
		Service type	Standard Envelope
		Weight	0.5 lbs.
Status	Delivered		
Signature image available	No		

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Date/Time		Activity	Location	Details
Dec 18, 2007	1:07 PM	**Delivered**	GREENSBORO, NC	Left at front door. Package delivered to recipient address - release authorized
	8:20 AM	On FedEx vehicle for delivery	GREENSBORO, NC	
	8:09 AM	At local FedEx facility	GREENSBORO, NC	
	6:50 AM	At dest sort facility	GREENSBORO, NC	
	5:32 AM	Departed FedEx location	MEMPHIS, TN	
	12:25 AM	Arrived at FedEx location	MEMPHIS, TN	
Dec 17, 2007	9:05 PM	Left origin	BRENTWOOD, TN	
	4:42 PM	Picked up	BRENTWOOD, TN	
	4:42 PM	Package data transmitted to FedEx		

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TRANSACTION REPORT

DEC-17-2007 MON 04:00 PM

FOR: Advocat Inc. 615 771 7409

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DATE	START	RECEIVER	TX TIME	PAGES	TYPE	NOTE	M#	DP
DEC-17	03:59 PM	13363781001	1'33"	8	FAX TX	OK	844	

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Advocat Inc.

Diversicare Management Services

1621 Galleria Blvd. – Brentwood, TN 37027
Phone: 615-771-7575 Fax: 615-771-7409

FAX

To: Iain MacSween	From: Will Council
FAX: (336) 378-1001	Pages: (including coversheet) 8
RE: Notice of Shareholder Proposal	Date: 12/17/2007

MESSAGE:

Thanks

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Advocat Inc.
Incoming letter dated January 9, 2008

The proposal relates to the annual election of directors.

There appears to be some basis for your view that Advocat may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Advocat's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Advocat omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

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